UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2013
Commission File Number: 001-33129

Allot Communications Ltd.
(Translation of registrant's name into English)

22 Hanagar Street
Neve Ne’eman Industrial Zone B
Hod-Hasharon 4501317
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EXPLANATORY NOTE

In the period leading to the Company’s Extraordinary General Meeting scheduled for April 30, 2013 (“EGM”), the Company received a request from shareholders for clarifications. As a result the Company wishes to note the following:

1.	All directors have a record of attending over 75% of all board of directors meetings and over 75% of the meetings of each committee of the board of directors on which they serve;

2.
As of April 20, 2013, the total number of options outstanding under the Company’s equity incentive plans is 2,965,110, the total number of options available for grant under its current equity incentive plan is 569,827 (excluding the options to purchase 60,000 shares proposed to be granted to Mr. Baharav in proposal 4 of the proxy for the EGM – i.e., the total number of options available for grant prior to the proposed grant to Mr. Baharav is 629,827) and the total number of outstanding shares is 32,614,357.  As a result the total potential dilution is 9.93%.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Allot Communications Ltd.

By:	/s/ Nachum Falek
Nachum Falek
CFO

Date: April 22, 2013